

Mail Stop 3233

June 17, 2016

Via E-mail
Ms. Debra A. Hess
Chief Financial Officer
NorthStar Asset Management Group Inc.
399 Park Ave., 18th Floor
New York, NY 10022

> **Re:** **NorthStar Asset Management Group Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 1-36301**
>
> **NorthStar Asset Management Group Inc.**
> **Form 10-Q for the quarterly period ended March 31, 2016**
> **Filed May 10, 2016**
> **File No. 1-36301**

Dear Ms. Hess:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Related Party Arrangements

RXR Realty, page54

1. Please enhance your disclosure in future periodic filings to clarify the types of fees that you are entitled to receive in connection with the RXR Realty investment management business. Please disclose the amounts of fees for each period to the extent material. Additionally, apply this comment to your disclosure on page 81.

Non-GAAP Financial Measure, pages 55 to 56

2. In future periodic filings where you decide that providing a Non-GAAP measure is appropriate and useful, please provide the measure for each period where the measure was used by management. In addition, please tell us how you determined it would be appropriate to include cash available for distribution for the three months ended December 31, 2015 in your filing when comparable GAAP financial information is not included.

Financial Statements

Consolidated Statements of Operations, page 62

3. Please tell us how your presentation of a single line item for equity-based compensation expense complies with SAB Topic 14F.

8. Equity-Based Compensation

Other Issuance, page 85

4. Please tell us how you value and account for the 658,330 shares of common stock granted during February 2016 in connection with the Townsend acquisition. In your response, clarify whether or not such shares were part of the $383 million acquisition costs for the 84% interest in Townsend.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Intangible Assets, page 14

5. We note that you have established the estimated useful lives on customer relationships to be between 25 to 30 years. Please tell us the key factors that you have considered in making this determination. In your response, cite the specific accounting guidance upon which you have relied. Additionally, tell us how you considered the information that Townsend LLC had estimated lives related to its customer relationships (included within their 2015 audited financial statements) that applied 12, 20 and 6 years for its advisory, discretionary and fund of fund/captive fund relationships, respectively.

Recent Accounting Pronouncements, page 18

6. Please tell us how you have evaluated your decision not to consolidate your sponsored companies in accordance with ASU 2015-02. In your response, explain to us how the sponsor support arrangements you have with certain sponsored companies impacted your analysis.

7. You disclose cash available for distribution per share in your earnings release. This appears to be a liquidity measure, which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Questions 102.05 and 102.05). Please review this guidance when preparing your next earnings release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate & -
  Commodities